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                   U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K and 10-KSB [ ] Form 20-F [X] Form 11-K Form 10-Q and 10-QSB
[ ] Form N-SAR
         For Period Ended: September 30, 1997

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         Nothing in this form shall be construed to imply the Commission has verified any information contained herein.

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Part I  Registrant Information

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Full Name of Registrant:    First Priority Group, Inc.

                              51 East Bethpage Road

                     (Address of Principal Executive Office)

                            Plainview, New York 11803

                           (City, State and Zip Code)

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Part II Rules 12b-25(b) and (c)

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         (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

         (b) The subject report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

         (c)      Not applicable.

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Part III Narrative


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The Registrant has been unable to complete and file, when originally due, the quarterly report on Form 10-QSB as a result of delays in completing the financial statements required by this filing on a timely basis. The delays have been caused by finalizing the financial results of a division which operations that has recently been


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discontinued.

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Part IV  Other Information

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         (1) Name and telephone number of person to contact in regard to this notification

         Lawrence A. Muenz                    (516)       242-7348
             (Name)                       (Area Code)(Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                             [X] Yes [ ] No

The net loss from continuing operations for the three months ended September 30, 1997 was $115,099 ($.02 per share) as compared to a net income of $136,852 ($.02 per share) for the comparable three months in 1996. For the nine months ended September 30, 1997, the net loss from continuing operations was $206,826 ($.03 per share) as compared to a net income of $316,598 ($.04 per share) for the same period in 1996. For the three months ended September 30, 1997, a loss from operations of a discontinued division amounted to $256,511 ($.04 per share). For the nine months ended September 30, 1997 a loss from operations of a discontinued division amounted to $926,709 ($.14 per share). Total net loss for the three months ended September 30, 1997 amounted to $371,610 ($.06 per share) as compared to a net profit of $136,852 ($.02) for the same period last year. Total net loss for the nine months ended September 30, 1997 amounted to $1,133,535 ($.18 per share) as compared to a net profit of $316,598 ($.04 per share).


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                           First Priority Group, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:             November 17, 1997     By:          /s/ Barry Siegel
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                                        Name:        Barry Siegel
                                                     Chairman of the Board
                                                     of Directors, Secretary and
                                                     Co-Chief Executive Officer